CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Another exciting step towards legalization: Tweed Retail is Coming to Manitoba!

September 24, 2018

SMITHS FALLS, ON— Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce that it has completed the required Cannabis Retail Organization Agreement and Cannabis Store Retailer Agreements with the Manitoba Government and today unveiled the future locations of its first Tweed retail sites in the province.

Starting October 17, adult customers in Manitoba will be able to experience Tweed, the best-known cannabis brand in Canada, in a brick and mortar retail environment.

Residents of Brandon can look forward to a dedicated Tweed retail store to serve them, and residents of Winnipeg can look forward to two locations in the city. Grand opening events will occur in the coming months to better introduce Tweed to the community and showcase how Tweed stores will serve the people of Manitoba with the best product and education, while contributing as responsible and respectful members of the community. In addition, Tweed will operate an online store, Tweed.com, to serve the province and will announce additional Manitoba retail locations in the coming months.

“We’re excited to bring Tweed and our many partner brands to residents across Manitoba and we know our retail experience will delight and surprise,’’ said Mark Zekulin, Co-CEO & President, Canopy Growth. “Residents can look forward to visiting their new Tweed retail stores which will offer the best cannabis shopping experience while contributing to their community as a socially responsible and community-oriented business.”

Tweed retail stores will stock an industry-leading lineup of products from Tweed as well as partner brands including DNA Genetics and Leafs by Snoop, as well as other curated selections of leading cannabis products. Tweed products will also be available through Delta 9 Cannabis Inc. locations in the province.

This announcement solidifies the retail channel for the Company’s existing supply agreement to provide the Manitoba market with up to 6,500 kilograms of cannabis products over the next twelve months.

Here's to Future (Retail Stores and) Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

The Company has operations in 11 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 3.2 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “adult customers in the province will be able to experience Tweed”; “Residents of Brandon can look forward to a dedicated Tweed retail store to serve them, and residents of Winnipeg can look forward to two locations in the city”; and “Tweed retail stores will stock an industry-leading lineup of products from Tweed as well as partner brands including DNA Genetics and Leafs by Snoop”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the opening of stores; planning of unveiling events; product availability; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.